July 29, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter July 24, 2014

Form S-1/A

Filed July 9, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 24, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on July 9, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to comment 1 in our letter dated June 30, 2014. However, it does not appear that you updated the related disclosure as previously requested. Please update your Summary Financial Data, Management’s Discussion and Analysis, and other sections of the prospectus as applicable to speak as of the

COMPANY RESPONSE

We have updated the related disclosures. See page 7, 27.

Prospectus Cover Page

2. Please disclose here and in the prospectus summary, as you do elsewhere in the prospectus, that Mr. Abe will sell shares on your behalf, as well as shares for his own account and that a conflict of interest may arise between Mr. Abe’s interest in selling shares for his own account and in selling shares on your behalf.

COMPANY RESPONSE

We have revised the previous. See page 3 and page 5.

Management’s Discussion & Analysis, page 7

3. In updating this section in accordance with comment 1 above, please provide narrative disclosure regarding the reasons for changes in your revenue, cost of revenue, and net income. Please refer to Item 303(a)(3) of Regulation S-K.

COMPANY RESPONSE

The previous has been disclosed.

4. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your response to comment 1 in our letter dated June 30, 2014 that you purchased 3,000,000 JPY (19,126 USD) of tuna fish as inventory. Please disclose these inventory purchases and provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

COMPANY RESPONSE

We have expanded this section appropriately.

Description of Business, page 16

Quantity and Price, page 17

5. We note your statement that “these figures are solely estimated potential.” It is not clear to which figures you refer in this statement. If true, please revise to state more explicitly that the disclosure in this section, in its entirety, represents estimates regarding your possible catch, pricing, and profit. Please also state explicitly that there is no guarantee that you will be profitable.

COMPANY RESPONSE

We have revised page 17 so that it now reads: “The figures represented immediately following are solely estimated potential.  Additionally, these figures only represent estimates regarding our possible catch, pricing, and profit. There is no guarantee that we will ever be profitable.”

Selling Shareholders, page 19

6. We note your response to comment 3 in our letter dated June 30, 2014 and we re-issue the comment in part. Given the nature and size of the transaction being registered for resale, we continue to be concerned that this transaction is an indirect primary offering of your securities to the public. We acknowledge your revised disclosure that Mr. Abe is deemed an underwriter. Additionally, please revise the registration statement to name the selling stockholders as underwriters and disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretation Question 612.09. Alternatively, please provide us with additional analysis as to why you believe that the transaction is appropriately characterized as a transaction that is eligible to be made under the Securities Act Rule 415(a)(1)(i).

COMPANY RESPONSE

Despite our attempts to strengthen our argument that we believe this is not indirect offering we understand the SEC has concerns due to the nature and size of the transaction being registered for resale. Because of this we have added the following provision:

*In exchange for registering shares held by the selling shareholders, the shareholders listed herein will NOT be allowed to sell more than 25% of their shares in a one month period of time for a duration of ten months which at such time thereafter they may sell any quantity of their shares during any period of time if seen fit. If in the event a shareholder should not abide by the provision they may be subject to litigation or penalty by the Company.

We feel that this provision added on page 20 & 21 in conjunction with our existing argument that we have posed is sufficient evidence that this is not an indirect primary offering by the selling shareholders.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 29, 2014

/s/ Hajime Abe

President & CEO